H. Roger Schwall, Esq.
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-5030
SUBMITTED BY EDGAR FILING, WITH A COPY BY
FAX

April 20, 2006

Re: African Platinum Plc (formerly known as Southern African Resources Plc)
Form 20-FR, filed February 28, 2005
File No. 001-32443

Dear Mr. Schwall:

African Platinum Plc hereby requests the withdrawal of its Registration Statement pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, on Form 20-F filed with the Securities and Exchange Commission on February 28, 2005, relating to the creation of an American Depositary Receipt program (“ADR Program”) that was to have been listed on the American Stock Exchange. At the present time, the Company will no longer pursue an ADR Program or other securities offering in the U.S., but will continue to review possible overseas listing and related opportunities to complement the existing London quotation.

Very truly yours,
Roy A. Pitchford Chief Executive Officer

cc: Jason Wynn, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
Fax: (202) 772-9369

Ellen H. Clark
DLA Piper Rudnick Gray Cary US LLP

REGISTERED OFFICE 27 St. Jame’s Street, London SWIA IHA * Tel: +44 (0) 20 7389 0500 * Fax: +44 (0) 20 7389 0510 * Email: info@afplats.com

AFRICAN PLATINUM PLC
WWW.AFPLATS.COM	REGISTERED IN ENGLAND AND WALES: 4422435